SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 25, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     The information contained in this Report is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754 and on Form S-8, File No. 333-147186.
Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2011 and 2010. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2010 annual report on Form 20-F filed with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included elsewhere in this form 6-K.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2010 annual report on Form 20-F.
Recent Developments
Navios Maritime Holdings Inc.
Vessel Sales
          On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010 built Capesize vessel of 179,144 deadweight tons (“dwt”), and the Navios Orbiter, a 2004 built Panamax vessel of 76,602 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) for a total consideration of $130.0 million, of which $120.0 million is payable in cash and $10.0 million in newly issued common units of Navios Partners. A portion of the cash proceeds amounting to $57.7 million was used to fully repay the outstanding loans associated with the vessels.
Deconsolidation of Navios Acquisition
          Navios Holdings exchanged 7,676,000 shares of Navios Maritime Acquisition Corporation (“Navios Acquisition”) common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30.5 million. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
Dividend Policy
          On May 17, 2011, the Board of Directors declared a quarterly cash dividend for the first quarter of 2011 of $0.06 per share of common stock. This dividend is payable on July 7, 2011 to stockholders of record on June 15, 2011. The declaration and payment of any further dividends remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit and other debt agreements.
Navios Partners
          On April 13, 2011, Navios Partners completed a public offering of 4,600,000 common units, which included the full exercise of the underwriters’ over-allotment option, at $19.68 per unit, raising gross proceeds of approximately $90.5 million. Following the offering and the issuance of common units in connection with the sale of the Navios Luz and the Navios Orbiter, Navios Holdings’ interest in Navios Partners is currently 27.1% (including the 2% GP interest).
          On May 11, 2011, Navios Holdings received $6.2 million as a dividend distribution from its affiliate Navios Partners.

Navios Logistics
Acquisition of pushboats
          On April 15, 2011, Navios South American Logistics Inc. (“Navios Logistics”) used a portion of the proceeds of the senior unsecured notes (the “Logistics Senior Notes”), to pay $8.7 million for the acquisition and upgrading of two pushboats named William Hank and Lonny Fugate and, on May 2, 2011, Navios Logistics used a portion of such proceeds to pay $0.6 million, representing a deposit on the purchase price, for the acquisition of the pushboat WW Dyer.
$200.0 million 9.25% Senior Notes Due 2019
          On April 12, 2011, Navios Logistics issued $200.0 million Logistics Senior Notes due on April 15, 2019, at a fixed rate of 9.25%. The net proceeds from the Logistics Senior Notes were approximately $194.0 million, after deducting related fees and estimated expenses, and will be used to (i) purchase barges and pushboats; (ii) repay existing indebtedness; and (iii) to the extent available, for general corporate purposes. On April 12, 2011, Navios Logistics, using the proceeds from the Logistics Senior Notes, fully repaid its $70.0 million loan facility with Marfin Popular Bank.
Changes in Capital Structure
          Issuance of Common Stock: During the three month period ended March 31, 2011, 8,001 shares of restricted common stock were forfeited upon termination of employment. On March 1, March 2 and March 7, 2011, 18,281, 29,250 and 68,047 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.
          Following the issuances and cancellations of the shares, described above, Navios Holdings had outstanding as of March 31, 2011, 101,671,343 shares of common stock and 8,479 shares of Preferred Stock outstanding.
Overview
General
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet, Navios Acquisition’s fleet and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet, Navios Partners’ and Navios Acquisition’s fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc (“ISE”), Navios Holdings and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Handymax, Capesize and Panamax vessels used in the transportation of cargoes and has an extensive contract of affreightment (“COA”) business.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners. Navios Partners is an affiliate and is not consolidated under Navios Holdings.
Navios Logistics
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (i) $112.2 million in cash; and (ii) the authorized capital stock of its wholly owned subsidiary Corporation Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for: (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were held in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target.
          On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Navios Holdings currently owns 63.8% of Navios Logistics.
          Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through its port terminals, river barge and coastal cabotage operations.
          For a more detailed discussion about the Navios Logistics segment, please see Exhibit 99.1 to this Form 6-K.
Navios Acquisition
          On July 1, 2008, the Company completed the initial public offering (“IPO”), of its subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was paid from existing cash and the $329.0 million balance was paid with existing and new financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.
          On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30.5 million, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred stock is considered in-substance common stock for accounting purposes.
          On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that was held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.
          Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
Fleet
          The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered, as of May 23, 2011. The current “core fleet” consists of 55 vessels totaling 5.8 million dwt. The 42 vessels in current operation aggregate approximately 4.6 million dwt and have an average age of 4.9 years. Navios Holdings has currently fixed 92.2%, 58.0% and 39.0% of its 2011, 2012 and 2013 available days, respectively, of its fleet (excluding vessels which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreements of $304.9 million, $216.7 million and $168.9 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $26,383, $29,017 and $32,402 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2011 is estimated at $10,741.

Owned Vessels

				Charter-out		Profit	Expiration
Vessels	Type	Built	DWT	Rate(1)		Share(5)	Date(2)
Navios Ionian	Ultra Handymax	2000	52,067	13,775		No	05/27/2011
				13,685		No	09/24/2012
Navios Celestial	Ultra Handymax	2009	58,063	17,550		No	01/24/2012
Navios Vector	Ultra Handymax	2002	50,296	14,725		No	12/27/2011
Navios Horizon	Ultra Handymax	2001	50,346	36,100		No	08/31/2011
Navios Herakles	Ultra Handymax	2001	52,061	16,150		No	07/02/2011
Navios Achilles	Ultra Handymax	2001	52,063	25,521	(7)	65%/$20,000 after March 2012	12/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	14,250		No	03/17/2012
Navios Mercator	Ultra Handymax	2002	53,553	21,660	(7)		08/01/2011
				29,783	(7)	65%/$20,000 after March 2012	01/12/2015
Navios Arc	Ultra Handymax	2003	53,514	14,725		No	09/13/2011
Navios Hios	Ultra Handymax	2003	55,180	13,300		No	09/21/2011
Navios Kypros	Ultra Handymax	2003	55,222	20,778		50%/$19,000	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	14,725		No	05/21/2011
				15,631		No	05/26/2013
Navios Astra	Ultra Handymax	2006	53,468	15,533		No	12/11/2011
Navios Magellan	Panamax	2000	74,333	22,800		No	03/26/2012
Navios Star	Panamax	2002	76,662	16,958		No	11/27/2012
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	52,345	(7)	50%/$32,000 after March 2012	07/24/2014
Navios Lumen	Capesize	2009	180,661	19,500	(6)	Yes	08/14/2011
				29,250	(6)	Yes	02/14/2012
				39,830	(6)	Yes	12/10/2012
				43,193	(6)	Yes	12/10/2013
				42,690	(6)	Yes	12/10/2016
				39,305	(6)	Yes	12/10/2017
Navios Stellar	Capesize	2009	169,001	36,974	(9)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	27,075		No	12/10/2011 (8)
Navios Antares	Capesize	2010	169,059	37,590	(9)	No	01/19/2015
				45,875	(9)	No	01/19/2018
Navios Buena Ventura	Capesize	2010	179,132	29,356		50%/38,500	10/28/2020
Navios Etoile	Capesize	2010	179,234	29,356		50%/ in excess of 38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	27,888	(7)	50% $32,000 after March 2012	12/16/2013
				25,025	(7)		12/16/2022
Navios Altamira	Capesize	01/2011	179,165	24,674		No	01/27/2021
Navios Azimuth	Capesize	02/2011	179,169	26,469	(7)	50%/$34,500 after March 2012	02/13/2023

Long-term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option(3)	Rate(1)	Date(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	14,919	10/06/2011
Navios Armonia	Ultra Handymax	2008	55,100	No	12,350	06/08/2011
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	19,000	11/22/2012
Navios Altair	Panamax	2006	83,001	No	19,238	11/23/2011
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	170,500	No		—
Formosabulk Brave	Capesize	2001	170,000	No		—
Phoenix Beauty	Capesize	2010	169,150	No		—
King Ore	Capesize	2010	176,800	No		—
Vessels to be Delivered

		Delivery	Purchase
Vessels	Type	Date	Option		DWT
Navios Serenity	Handysize	05/2011	Yes	(4)	34,718
Navios TBN	Handysize	09/2012	Yes	(4)	34,718
Navios Koyo	Capesize	12/2011	Yes		181,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	04/2012	Yes		61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios Marco Polo	Panamax	09/2011	Yes		80,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(4)	80,500
Navios TBN	Panamax	09/2013	Yes	(4)	80,500
Navios TBN	Panamax	11/2013	Yes	(4)	80,500

(1)	Daily rate net of commissions.

(2)	Expected redelivery basis midpoint of full redelivery period.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	Navios Holdings holds the initial 50% purchase option on each vessel.

(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.

(6)	Year eight optional (option to Navios Holdings) included in the table above. Profit sharing = 100% to Navios Holdings until net daily rate of $44,850 and becomes 50/50 thereafter.

(7)	Amount represents daily net rate of insurance proceeds following the default of the original charterer. The contracts for these vessels have been temporarily suspended and the vessels have been re-chartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of our insurers are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charterer or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by the original charterer in respect of the employment of the vessels in the corporate rehabilitation proceedings. The disposition of these claims will be determined by the court at a future date.

(8)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.

(9)	Amount represents daily rate of insurance proceeds following the default of the original charterer. These vessels have been rechartered to third parties for variable charter periods. Obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under these contracts and the applicable deductibles under the insurance policy.

Charter Policy and Industry Outlook
          Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) for periods up to 12 years to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).
          In 2008 and 2009, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. In 2010 and during first quarter of 2011, this chartering policy had the effect of generating TCE which were higher than spot employment.
          The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $10,262 per day for the three month period ended March 31, 2011. The average long-term charter-in hire rate per vessel is included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
          Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are currently in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.
          Navios Holdings currently owns 63.8% of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.
          From March 30, 2011, Navios Acquisition is accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Navios Acquisition strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. Navios Acquisition believes that the Navios brand will allow it to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.
Factors Affecting Navios Holdings’ Results of Operations
          We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2010 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
          Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and voyage charter or COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

          Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 6.0 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
          Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
          TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned Core Fleet is 4.9 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
          Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.
          Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
          As of March 31, 2011 and December 31, 2010, none of Navios Holdings’ FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of operations.
          FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
          NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
          Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Following the formation of Navios Acquisition in 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels. Navios Holdings measures segment performance based on net income.
          For a more detailed discussion about Navios Logistics segment, refer to Exhibit 99.1 to this Form 6-K.
Period over Period Comparisons
For the Three Month Period ended March 31, 2011 compared to the Three Month Period ended March 31, 2010
          The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2011 and 2010. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2011	March 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$181,772	$154,369
Time charter, voyage and logistics business expenses	(59,114)	(76,501)
Direct vessel expenses	(34,018)	(20,044)
General and administrative expenses	(12,774)	(12,193)
Depreciation and amortization	(33,321)	(24,941)
Interest income/expense and finance cost, net	(29,437)	(21,409)
Loss on derivatives	(385)	(1,838)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2011	March 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Gain on sale of assets	—	24,383
Loss on change in control	(35,325)	—
Loss on bond extinguishment	(21,199)	—
Other expense, net	(975)	(3,799)
(Loss)/income before equity in net earnings of affiliate companies	(44,776)	18,027
Equity in net earnings of affiliated companies	7,015	11,584
(Loss)/income before taxes	$(37,761)	$29,611
Income taxes	904	768
Net (loss)/income	(36,857)	30,379
Less: Net income/(loss) attributable to the noncontrolling interest	(1,273)	922
Preferred stock dividends of subsidiary	(27)	—
Add: Preferred stock dividends attributable to the noncontrolling interest	12	—
Net (loss)/income attributable to Navios Holdings common stockholders	$(38,145)	$31,301
          Set forth below are selected historical and statistical data for Navios Holdings for each of the periods ended March 31, 2011 and 2010 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended
	March 31,
	2011	2010
FLEET DATA
Available days	3,982	4,194
Operating days	3,932	4,178
Fleet utilization	98.7%	99.6%
Equivalent vessels	45	47
AVERAGE DAILY RESULTS
Time Charter Equivalents	$24,622	$24,484
          During the three month period ended March 31, 2011, there were 212 less available days as compared to the same period of 2010. This was mainly due to a decrease in short-term and long-term charter-in fleet available days of 174 days and 444 days, respectively, mitigated by an increase in the available days for owned vessels by 19.2% to 2,524 days in the first quarter of 2011 from 2,118 days in the same period of 2010.
          Revenue: Revenue from drybulk vessel operations for the three months ended March 31, 2011 was $112.3 million as compared to $118.2 million for the same period during 2010. The decrease in revenue was mainly attributable to the decrease in the short-term and long-term charter-in fleet available days in the first quarter of 2011, as discussed above, as compared to the same period in 2010. The total available days of the fleet, for short-term and long-term charter-in fleet and for owned vessels, decreased by 5.1% to 3,982 in the first quarter of 2011 compared to 4,194 days for the same period of 2010. This decrease in revenue was partially offset by a slight increase in TCE rate per day by 0.6% from $24,484 per day in the first quarter of 2010 to $24,622 per day the same period of 2011.
          Revenue from the logistics business was $44.4 million for the three months ended March 31, 2011 as compared to $36.2 million during the same period of 2010. This increase was mainly attributable to: (i) the acquisition of the vessel Sara H in February 2010; (ii) the delivery of the vessels Jiujiang and Stavroula in June and July 2010, respectively; (iii) the increase in volumes in the dry port terminal; (iv) the increase in the operational number of barges, mainly due to a three-year charter-in agreement for 15 tank barges, of which 13 tank barges were delivered during the third quarter of 2010 and two tank barges were delivered during the fourth quarter of 2010.
          Revenue from tanker vessel operations for the three month period ended March 31, 2011 was $25.1 million. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days and a TCE rate of $29,558. There were no operations in the corresponding period in 2010.
          Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistic business expenses decreased by $17.4 million or 22.7% to $59.1 million for the three month period ended March 31, 2011 as compared to $76.5 million for same period in 2010. This was primarily due to a decrease in the short term and long-term fleet activity (which also negatively affected the available days of the fleet, as discussed above) and due to a decrease of $1.0 million in logistics business expenses.
          Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $13.9 million to $34.0 million or 69.2% for the three month period ended March 31, 2011 as compared to $20.1 million for the same period in 2010. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. Out of the total amounts for the three month period ended March 31, 2011 and 2010, $14.4 million and $10.7 million, respectively, relate to Navios Logistics.

          The drybulk direct vessel expenses increased by $2.6 million or 27.7% to $12.0 million for the three month period ended March 31, 2011 as compared to $9.4 million for same period in 2010. The increase resulted primarily from the increase in available days for owned vessels from 2,118 days during 2010 to 2,524 days during 2011 following (i) the delivery of owned vessels at various times during 2010 and first quarter of 2011; and (ii) the increase in crew costs, spares and lubricating oils.
          The tanker direct vessel expenses are $7.6 million for the three month period ended March 31, 2011 as compared to $0 for the same period in 2010.
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three Month Period	Three Month Period
	Ended	Ended
	March 31, 2011	March 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs (1)	5,306	4,192
Professional, legal and audit fees (1)	1,244	1,304
Navios Logistics	2,827	3,397
Navios Acquisition	1,025	—
Other (1)	315	640
Sub-total	10,717	9,533
Credit risk insurance (1)	2,057	2,660
General and administrative expenses	12,774	12,193

(1)	Excludes the logistics business and tanker vessels business, which are reflected in the line items for Navios Logistics and Navios Acquisition.
          General and administrative expenses increased by $0.6 million to $12.8 million or 4.9% for the three month period ended March 31, 2011 as compared to $12.2 million for the same period of 2010. The increase was attributable mainly to: (a) a $1.1 million increase in payroll and other related costs; and (b) a $1.0 million increase in general and administrative expenses attributable to Navios Acquisition. The overall increase was partially offset by: (a) a $0.6 million decrease in general and administrative expenses relating to the logistics business; (b) a $0.6 million decrease relating to credit risk insurance premium; and (c) a $0.3 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the three month period ended March 31, 2011, depreciation and amortization increased by $8.4 million to $33.3 million or 33.7% as compared to $24.9 million for the same period in 2010. The increase was primarily due to (a) an increase in depreciation of drybulk vessels by $1.9 million due to the increase of the owned fleet vessels; (b) an increase of $0.4 million from the logistics business mainly due to the new fleet acquired in 2010; and (c) an increase of $8.0 million attributable to Navios Acquisition. The overall increase of $10.3 was mitigated by a decrease of $1.9 million in amortization of favorable and unfavorable leases.
          Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost, net for the three month period ended March 31, 2011 increased by $8.0 million to $29.4 million, as compared to $21.4 million in the same period of 2010. This increase was mainly due to (a) interest expense attributable to Navios Acquisition amounting to $8.7 million compared to $0 for the same period in 2010; and (b) a $0.2 million increase in interest expense and financing cost due to the outstanding loan balances of Navios Logistics for the three month period ended March 31, 2011. This increase was mitigated by (a) a decrease in average LIBOR rate to 0.30% for the three month period ended March 31, 2011 as compared to 0.37% for the same period in 2010; (b) an increase in interest income by $0.4 million to $1.1 million for the three month period ended March 31, 2011 from $0.7 million in the same period of 2010; and (c) a decrease in amortization of financing costs by $0.6 million.
          Loss on Derivatives: Loss on derivatives decreased to $0.4 million during the three month period ended March 31, 2011 as compared to $1.8 million for the same period in 2010, primarily due to a decrease in loss from FFA derivatives. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
February 2, 2011	$10,372	(a)
March 11, 2011	$17,115	(b)
March 31, 2011	$15,807	(*)
February 15, 2010	$24,249	(c)
March 22, 2010	$35,007	(d)
March 31, 2010	$29,566	(*)

(a)	Low for Q1 — 2011

(b)	High for Q1 — 2011

(c)	Low for Q1 — 2010

(d)	High for Q1 — 2010

(*)	End of period rate
          Gain on Sale of Assets: There was no gain on sale of assets for the three month period ended March 31, 2011. During the same period in 2010, gain on sale of assets was $24.4 million, which resulted from a gain of $23.8 million from the sale of the Navios Hyperion and a gain of $0.6 million from the sale of the Navios Aurora II to Navios Partners on January 8, 2010 and March 18, 2010, respectively.
          Loss on Change in Control: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred shares are considered in substance common stock from an accounting perspective. On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that was held by Navios Holdings on such date. On March 30, 2011, the Company accounted a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s portion of Navios Acquisition’s net assets on March 30, 2011.
          Loss on Bond Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of Navios Holdings’ 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, we recorded expenses from bond extinguishment of $21.2 million,
          Other Expense, Net: Other expense, net decreased by $2.8 million to $1.0 million for the three month period ended March 31, 2011, from $3.8 million for the same period in 2010. Out of the total decrease of $2.8 million, the effect of Navios Logistics and Navios Acquisition is less than $0.1 million. This decrease was mainly due to (a) a $4.2 million decrease in provision for losses on accounts receivable; and (b) a $1.3 million decrease in voyage miscellaneous expenses. This decrease was primarily mitigated by (a) a $0.3 million decrease in interest income from finance leases, (b) a $2.2 million decrease in miscellaneous income and (c) a $0.2 million decrease in other expenses.
          Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $4.6 million to $7.0 million for the three month period ended March 31, 2011, from $11.6 million for the same period in 2010. This decrease was mainly due to a decrease of $4.6 million in deferred gain amortization. The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions” section). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
          Income Tax: Income tax increased by $0.1 million to $0.9 million for the three month period ended March 31, 2011, as compared to $0.8 million for the same period in 2010. The main reason was the increase in income taxes relating to Navios Logistics.

          Net (Loss)/Income Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest increased by $2.2 million for the three month period ended March 31, 2011 to $1.3 million loss from a $0.9 million income for the same period in 2010. This increase in loss was attributable to Navios Logistics.
Liquidity and Capital Resources
          Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and credit facilities and other debt financings. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
          In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the fiscal quarter ended March 31, 2011 or for the year ended December 31, 2010.
          The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2011 and 2010.

	Three Month	Three Month
	Period Ended	Period Ended
	March 31,	March 31,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$54,933	$24,032
Net cash (used in)/provided by investing activities	(133,566)	58,736
Net cash provided by/(used in) financing activities	51,383	(45,781)

(Decrease)/increase in cash and cash equivalents	(27,250)	36,987
Cash and cash equivalents, beginning of the period	207,410	173,933

Cash and cash equivalents, end of period	$180,160	$210,920

Cash provided by operating activities for the three month period ended March 31, 2011 as compared to the three month period ended March 31, 2010:
          Net cash provided by operating activities increased by $30.9 million to $54.9 million for the three month period ended March 31, 2011 as compared to $24.0 million for the same period of 2010. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
          The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $78.3 million gain for the three month period ended March 31, 2011, which consisted mainly of the following adjustments: $33.3 million of depreciation and amortization, $1.2 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $0.3 million of unrealized losses on FFAs, $5.6 million of expenses from bond extinguishment, $1.0 million relating to share-based compensation, $35.3 million loss on change in control and a $1.3 million movement in earnings in affiliates net of dividends received. These adjustments were partially offset by a $0.1 million decrease in provision for losses on accounts receivable and a $0.9 million decrease in income taxes.
          The change in operating assets and liabilities of $13.5 million for the three month period ended March 31, 2011 resulted from a $0.5 million decrease in restricted cash, $24.5 million increase in accrued expenses, a $7.7 million increase in deferred income, a $0.1 million increase in derivative accounts and a $3.2 million increase in other long term liabilities. These were partially offset by a $2.6 million increase in accounts receivable, a $4.3 million increase in due from affiliates, $3.9 million relating to payments for drydock and special survey costs, a $7.1 million decrease in accounts payable and a $4.6 million increase in prepaid expenses and other assets.
          The aggregate adjustments to reconcile net income to net cash provided by operating activities in the three months ended March 31, 2010 was a $11.1 million gain for this period, which consisted mainly of the following adjustments: $24.9 million of depreciation and amortization, $0.6 million of amortization of deferred drydock expenses, $1.6 million of amortization of deferred finance fees, a $4.1 million provision for losses on accounts receivable, $5.8 million of unrealized losses on FFAs, $0.6 million relating to share-based compensation. These adjustments were partially offset by a $24.4 million gain from sale of the Navios

Hyperion and the Navios Aurora II to Navios Partners, a $0.8 million decrease in income taxes, $0.2 million of unrealized gain on interest rate swaps and $1.1 million increase in earnings in affiliates net of dividends received.
          The change in operating assets and liabilities of $17.4 million for the three month period ended March 31, 2010 resulted from a $2.6 million increase in accounts receivable, a $2.0 million increase in prepaid expenses and other assets, a $6.5 million increase in due from affiliates, a $1.7 million relating to payments for drydock and special survey costs, a $12.6 million decrease in accounts payable, a $0.7 million decrease in deferred income and a $6.0 million decrease in other long-term liabilities. These were offset by a $0.3 million increase in restricted cash, an $11.5 million increase in accrued expenses and a $2.9 million increase in derivative accounts.
Cash used in investing activities for the three month period ended March 31, 2011 as compared to the cash provided by investing activities for the three month period ended March 31, 2010:
          Cash used in investing activities was $133.6 million for the three month period ended March 31, 2011, while for the same period of 2010 cash provided by investing activities was $58.7 million.
          Cash used in investing activities for the three months ended March 31, 2011 was the result of: (a) a $72.4 million decrease in cash balance representing the cash held by Navios Acquisition on the date of the deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $51.5 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; and (d) the purchase of other fixed assets amounting to $2.9 million mainly relating to Navios Logistics. The above was partially offset by $0.7 million decrease in restricted cash.
          Cash provided by investing activities for the three months ended March 31, 2010 was $58.7 million. This was the result of: (a) proceeds of $63.0 million and $90.0 million from the sale of the Navios Hyperion and the Navios Aurora II to Navios Partners, respectively; and (b) $0.1 million in connection with a capital lease receivable. The above was offset by: (a) the deposits for acquisitions of Capesize vessels under construction amounting to $64.7 million; (b) $26.6 million increase in cash held in a pledged account; and (c) the purchase of other fixed assets amounting to $3.0 million mainly relating to Navios Logistics.
Cash provided by financing activities for the three month period ended March 31, 2011 as compared to the cash used in financing activities for the three month period ended March 31, 2010:
          Cash provided by financing activities was $51.4 million for the three month period ended March 31, 2011, while for the same period of 2010, cash used in financing activities was $45.8 million.
          Cash provided by financing activities for the three months ended March 31, 2011 was the result of (a) $35.7 million of loan proceeds (net of relating finance fees of $0.7 million) in connection with (i) $33.0 million of Navios Holdings’ loan proceeds for financing the acquisition of Navios Azimuth and Navios Altamira, (ii) $3.0 million of Navios Acquisition’s loan proceeds (net of relating finance fees of $0.4 million) and (iii) $0.3 million finance costs relating to Navios Logistics, (b) $341.0 million net proceeds from the sale of 8.125% Senior Notes due 2019; and (c) $0.4 million proceeds from the exercise of options to purchase common stock. This was partially offset by: (a) the repayment of $300.0 million of notes, from the proceeds of the sale of the 2019 Notes; (b) $17.2 million of installments paid in connection with Navios Holdings’ outstanding indebtedness (including Navios Acquisition and Navios Logistics); (c) a $0.5 million increase in restricted cash relating to loan repayments; (d) $0.3 million relating to payments for capital lease obligations; and (e) $7.7 million of dividends paid to the Company’s shareholders.
          Cash used in financing activities for the three months ended March 31, 2010 was the result of (a) $78.6 million of installments paid in connection with Navios Holdings’ outstanding indebtedness, (b) $7.0 million of dividends paid in the three months ended March 31, 2010, (c) $0.5 million of contributions to noncontrolling shareholders relating to the Logistics Business and (d) a $1.1 million increase in restricted cash required under the amendment of one of its facility agreements. This was partially offset by $41.4 million of loan proceeds (net of relating finance fees of $0.5 million) in connection with the drawdown of $9.3 million from the loan facility with Marfin Egnatia Bank, a $14.8 million drawdown from Emporiki Bank to finance the purchase of Navios Antares, a $17.5 million drawdown from Commerzbank for the construction of one Capesize vessel and a $0.3 million loan proceeds relating to the Logistics Business.
          Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
          EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as substitutes for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and

Adjusted EBITDA should not be considered as principal indicators of Navios Holdings’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
Adjusted EBITDA Reconciliation to Cash from Operations

	Three Month	Three Month
	Period Ended	Period Ended
	March 31,	March 31,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$54,933	$24,032
Net increase in operating assets	11,026	10,819
Net (increase)/decrease in operating liabilities	(28,374)	4,938
Net interest cost	29,437	21,409
Deferred finance charges	(1,331)	(1,614)
Provision for gains/(losses) on accounts receivable	115	(4,066)
Unrealized loss on FFA derivatives, warrants and interest rate swaps	(5,836)	(5,530)
(Loss)/earnings in affiliates, net of dividends received	(1,303)	1,094
Payments for drydock and special survey	3,876	1,663
Net (loss)/income attributable to the noncontrolling interest	(1,273)	922
Preferred stock dividends attributable to the noncontrolling interest	12	—
Preferred stock dividends of subsidiary	(27)	—
Loss on change in control	(35,325)	—
Gain on sale of assets	—	24,383

Adjusted EBITDA	$25,930	$78,050

           Adjusted EBITDA for the first quarter of 2011 and 2010 was $25.9 million and $78.1 million, respectively. The $52.2 million decrease in Adjusted EBITDA was primarily due to (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) by $13.3 million; (b) an increase in general and administrative expenses by $0.2 million (excluding share based compensation expenses); (c) a decrease in gain on sale of assets by $24.4 million; (d) $35.3 million loss due to the deconsolidation of Navios Acquisition; (e) an increase in loss attributable to the noncontrolling interest by $2.2 million; (f) $21.2 million of expenses relating to the bond extinguishment in January 2011; and (g) a decrease in equity in net earnings from affiliated companies by $4.6 million. This overall variance of $101.2 million was mitigated by (a) an increase in revenue of $27.4 million to $181.8 in the first quarter of 2011 from $154.4 million in the same period of 2010; (b) a decrease in time charter, voyage and logistics business expenses by $17.4 million to $59.1 million in the first quarter of 2011,from $76.5 million in the same period of 2010; (c) a decrease in losses on derivatives by $1.4 million; and (d) a decrease in net other expenses by $2.8 million.
Long-term Debt Obligations and Credit Arrangements
Navios Holdings loans
          In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014. On January 28, 2011, Navios Holdings completed the sale of 2019 Notes at a fixed rate of 8.125%. The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, Navios Holdings recorded expenses from bond extinguishment of $21.2 million.
          Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “Co-Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries, Navios Logistics and its subsidiaries and Navios GP L.L.C. The Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101%

of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Co-Issuers and the guarantors are obliged to file a registration statement prior on or to June 27, 2011, that enables the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers are in compliance with the covenants as of March 31, 2011.
          Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Co-Issures’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers are in compliance with the covenants as of March 31, 2011.
Loan Facilities:
          The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010.
          Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and permanently reduced its revolving credit facility by $4.8 million.
          Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million, of which $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26.7 million and the term loan facility by $80.1 million. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117.5 million and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the security value. In April 2010, the available amount of $21.6 million under the revolving facility was drawn and an amount of $117.5 million was kept in a pledged account. On April 29, 2010, restricted cash of $18.0 million was drawn to finance the acquisition of the Navios Vector. An amount of $74.0 million was drawn from the pledged account to finance the acquisitions of the Navios Melodia and the Navios Fulvia ($37.0 million for each vessel) and a prepayment of $25.6 million was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and as of March 31, 2011.
          The loan facility requires compliance with financial covenants, including specified SVM to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

          On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners for a total consideration of $177.0 million, of which $162.0 million was paid in cash and the remaining in Navios Partners’ units, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71.9 million.
          As of March 31, 2011, the outstanding amount under the revolving credit facility was $14.2 million and the outstanding amount under the loan facility was $62.2 million. On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20.2 million of the outstanding loan associated with this vessel.
          Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million.
          On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64.4 million and the outstanding amount of the facility has been reduced to $64.4 million. The amended facility is repayable in 10 semi-annual installments of $3.0 million and 10 semi-annual installments of $2.0 million with a final balloon payment of $14.9 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the outstanding amount under this facility was $58.4 million. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37.5 million of the outstanding loan associated with this vessel.
          In August 2009, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of March 31, 2011, the full amount of $75.0 million was drawn under this facility.
          In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1.5 million, with a final balloon payment of $10.0 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the amount drawn was $40.0 million.
          DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million was cancelled following the cancellation of construction of one Capesize bulk carrier. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of March 31, 2011, the outstanding amount under this facility was $60.7 million.
          In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $645,000 with a final balloon payment of $24.5 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the amount drawn was $40.0 million.
          Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39.0 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39.0 million kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of March 31, 2011, $83.0 million was outstanding under this facility.
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. It bears interest at a rate based on a margin of 275 bps. During 2010, a total amount of $43.4 million was drawn and has been fully repaid. Since September 7, 2010, the available amount of the loan facility has been reduced to $30.0 million. On May 10, 2011, the amount of $18.9 million was drawn to finance the acquisition of the Navios Astra.
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each

Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of March 31, 2011, the outstanding amount was $109.8 million. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances of $53.6 million and $54.5 million, respectively.
          Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
Navios Logistics loans
          Marfin Facility
          On March 31, 2008, Nauticler entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. The amended facility provides for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility will require compliance with customary covenants. The obligation of the bank under the amended facility is subject to prepayment of the $70.0 million facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. In connection with the amendment, Nauticler S.A. agreed to prepay the $70.0 million through the proceeds of the Logistics Senior Notes (see Note 16 to the condensed consolidated financial statements appearing elsewhere in this Form 6-K). As of March 31, 2011, the amount outstanding under this facility was $70.0 million.
          On April 12, 2011, Navios Logistics issued $200.0 million of Logistics Senior Notes due on April 15, 2019, at a fixed rate of 9.25%. The net proceeds from the Logistics Senior Notes were approximately $194.0 million, after deducting related fees and estimated expenses, and will be used to (i) purchase barges and pushboats; (ii) repay existing indebtedness; and (iii) to the extent available, for general corporate purposes. As of April 12, 2011, Navios Logistics, using the proceeds from the Logistics Senior Notes, fully repaid the $70.0 million loan facility with Marfin Popular Bank.
          Non-Wholly Owned Subsidiaries Indebtedness
          In connection with the acquisition of Horamar, Navios Logistics assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $6.6 million.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A., a majority owned subsidiary of Navios Logistics, in October 2007, in order to finance the purchase of two self-propelled barges (the Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan is repaid in five equal installments of $0.5 million four of which were made in November 2008, June 2009, January and August 2010 and the remaining one was repaid in March 2011. The loan also requires compliance with certain covenants. The loan was secured by a first priority mortgage over the two self-propelled barges. As of March 31, 2011, the loan was fully repaid.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18.7 million that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to May 15, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $14.4 million.
          On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million which bears interest at LIBOR plus 225 bps. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to March 24, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $20.5 million.

          On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14.4 million which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to May 24, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $13.8 million.
Other Indebtedness
          In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of March 31, 2011, the outstanding loan balance was $0.7 million. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid in installments of $5,740 each and the final repayment date can not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
          As of March 31, 2011, Navios Logistics and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.
          The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2011, based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Amounts in millions of
Payment due by period	U.S. dollars
March 31, 2012	$63.4
March 31, 2013	77.3
March 31, 2014	58.2
March 31, 2015	97.9
March 31, 2016	82.5
March 31, 2017 and thereafter	1,060.0

Total	$1,439.3

Contractual Obligations:

		March 31, 2011
	Payment due by period (Amounts in millions of U.S. Dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt (1)	$1,439.3	$63.4	$135.5	$180.4	$1,060.0
Operating Lease Obligations (Time Charters)	951.5	91.5	206.8	190.4	462.8
Operating Lease Obligations Push Boats and Barges (Time Charters)	11.8	5.9	5.9	—	—
Capital lease obligations	32.0	1.0	31.0	—	—
Rent Obligations (2)	16.6	2.1	4.1	4.2	6.2

Total	$2,451.2	$163.9	$383.3	$375.0	$1,529.0

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which for variable rate debt is based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.25% to 3.00% per annum and stated interest rate for fixed rate debt.

(2)	Navios Corporation leases approximately 11,923 square feet of space at 825 Third Avenue, New York, NY 10022, pursuant to a lease that expires on April 29, 2019. Navios ShipManagement Inc. and Navios Corporation lease approximately 2,034 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease that expires in 2017. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios ShipManagement Inc. leases approximately 1,368 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement that expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended and the Company leases, since November 2010, 253.75 less square meters. The amended lease expires in 2019. On October 29, 2010, Navios Tankers Management Inc. entered also into a lease agreement for 253.75 square meters which expires in 2019. Navios Logistics has several lease agreements with respect to its various operating offices. The table above incorporates the lease obligations of the offices indicated in this footnote.

Working Capital Position
          On March 31, 2011, Navios Holdings’ current assets totaled $317.2 million, while current liabilities totaled $205.4 million, resulting in a positive working capital position of $111.8 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2011 and 2012 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2011 and 2012.
          While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
Capital Expenditures
          Since 2007, the Company has entered into various agreements for the acquisition of newbuild Capesize vessels which were delivered on various dates from the beginning of 2009 until February 2011. As of March 31, 2011, the Company had taken delivery of a total of 16 Capesize vessels (the Navios Bonavis, the Navios Happiness, the Navios Pollux, the Navios Aurora II, the Navios Lumen, the Navios Phoenix, the Navios Stellar, the Navios Antares, the Navios Melodia, the Navios Fulvia, the Navios Buena Ventura, the Navios Bonheur, the Navios Etoile, the Navios Luz, the Navios Azimuth and the Navios Altamira) and two Ultra Handymax vessels (the Navios Celestial and the Navios Vega). The Company has no further newbuilding commitments as of March 31, 2011.
Dividend Policy
          Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on May 17, 2011, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the first quarter of 2011, payable on July 7, 2011 to stockholders of record as of June 15, 2011. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.
Concentration of Credit Risk
          Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month period ended March 31, 2011 and for the year ended December 31, 2010, no customer accounted for more than 10% of the Company’s revenue.
Off-Balance Sheet Arrangements
          Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of March 31, 2011, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no additional guarantees to third parties as of March 31, 2011 and 2010.
          As of March 31, 2011, the Company’s subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to $4.9 million ($4.7 million as of December 31, 2010). The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement (see Note 1 to the condensed consolidated financial statements included elsewhere in this Form 6-K), if the Company becomes obligated to pay such amounts, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a receivable (included in “Other long-term assets”) against such liability, since the management considers collection of the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity. On August 19, 2009, the Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4.0 million. On May 6, 2011, the guarantee amount was increased to $10.0 million. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. This guarantee will expire on August 18, 2011.
          The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.

Related Party Transactions
          Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are €0.5 million (approximately $0.7 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended and Navios ShipManagement Inc. leases 253.75 less square meters. The total annual lease payments are €0.4 million (approximately $0.5 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €0.08 million (approximately $0.1 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for the three month period ended March 31, 2011 and 2010 were $0 and $0.1 million, respectively. During the three month period ended March 31, 2011 and 2010, the Company received dividends of $0 and $0.6 million, respectively. Included in the trade accounts payable at March 31, 2011 and December 31, 2010 is an amount of $0.1 million and $0.1 million, respectively, which is due to Acropolis.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2011 and 2010, amounted to $6.0 million and $4.1 million, respectively. Since November 2009, Navios Holdings will receive $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
          Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the periods ended March 31, 2011 and 2010 amounted to $7.6 million and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.
          General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2011 and 2010 amounted to $0.8 million and $0.6 million, respectively.
          On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2011 and 2010 amounted to $0.3 million and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.
          Balance due from affiliate: Balance due from affiliate as of March 31, 2011 amounted to $15.3 million (December 31, 2010: $2.6 million) which includes the current amounts due from Navios Partners of $6.9 million and amounts due from Navios Acquisition of $8.4 million. The balances mainly consist of management fees, administrative fees and other expenses.
          Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
          Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
          Sale of Vessels and Sale of Rights to Navios Partners:.Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $36.4 million and $38.6 million, respectively, and for the three months ended March 31, 2011 and March 31, 2010, Navios Holdings recognized $2.2 million and $6.8 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.
          The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by Navios Holdings to Navios Partners. Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with above mentioned Navios Partners’ public offerings, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners.
          Purchase of Shares in Navios Acquisition: During 2010, Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in Navios Acquisition’s IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards. As a result of gaining control, Navios Holdings recognized the effect of $17.7 million, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of operations under “Gain on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%.
          Pursuant to the Exchange Agreement signed on March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange, whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.

          As of March 30, 2011 and onwards, following this transaction, Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
          Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million (see Note 3 to the condensed consolidated financial statements appearing elsewhere in this Form 6-K).
          Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised 13,635,000 private warrants for a total $77.0 million in cash. Navios Holdings currently holds no other warrants of Navios Acquisition.
          The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, Navios Acquisition prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of March 31, 2011, the outstanding amount under this facility was $12.4 million.
Quantitative and Qualitative Disclosures about Market Risks
          Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
Interest Rate Risk:
          Debt Instruments — On March 31, 2011 and December 31, 2010, Navios Holdings had a total of $1,439.3 million and $2,082.1 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bears interest at a fixed rate.
          For a detailed discussion of Navios Holdings’ debt instruments, refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.
          The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect on their interest rate and related interest expense. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value, which as of March 31, 2011 was $789.5 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2011 by $4.4 million.
          For a detailed discussion of Navios Holdings’ debt instruments, refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.
Foreign Currency Risk
          Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 73.7% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2011 would increase or decrease net income by approximately $0.8 million.
FFAs Derivative Risk:
               Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income,” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under “Loss on Forward

Freight Agreements.” The gains included in “Accumulated Other Comprehensive Income” will be reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. During the three month period ended March 31, 2011 and 2010, no amounts were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
          At March 31, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of operations.
          Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of March 31, 2011, any change in underlying freight market indices have had no effect on the net income.
Critical Accounting Policies
          The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
          Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the consolidated financial statements included in Navios Holdings’ 2010 annual report on Form 20-F filed with the Securities and Exchange Commission and Note 2 to the condensed consolidated financial statements appearing elsewhere in this Form 6-K.
          Use of Estimates: The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
          Accounting for Derivative Financial Instruments and Hedge Activities: The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
          The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.
          The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of operations. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under “Loss on derivatives”. The gains included in “Accumulated Other Comprehensive Income” are being reclassified to earnings under “Revenue” in the statements of operations in the same period or periods during which the hedged forecasted transaction affects earnings. During the three month period ended March 31, 2011 and 2010, no amounts were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.

          The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.
          Stock-based Compensation: : On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two or three years and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010 of restricted common stock and restricted stock units to its employees, officers and directors vest over three years.
          The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
          Impairment of Long-lived Assets: Vessels, other fixed assets, other long lived assets and certain identifiable intangibles held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.
          For the three month period ended March 31, 2011 and 2010, the management of Navios Holdings, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no triggering event occurred on the long-lived assets of Navios Holdings.
          Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn continue, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
          No impairment loss was recognized for any of the periods presented.
          Vessel, Port Terminal, Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.
          Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value.
          Annual depreciation rates used, which approximate the useful life of the assets, are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years
          Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

          Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired, the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
          Goodwill and Other Intangibles:
          (i) Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.
          The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
          If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
          No impairment loss was recognized for any of the periods presented.
          (ii) Intangibles Other than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and liabilities.
          The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms-length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years.
          The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.
          Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, and backlog assets and liabilities, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
          When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.
          The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the Depreciation and Amortization line item.
          The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of March 31, 2011 there was no impairment of intangible assets.
          Vessel purchase options, which are included in favorable leases, are not amortized and when the purchase option is exercised the asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Vessel purchase options which are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of “gain/loss on sale of the assets”. If the option is not exercised at the expiration date, it will be written-off to the statements of operations.

          Investment in Available for Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of operations. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
          As of March 31, 2011 and December 31, 2010, the Company’s unrealized holding gains related to these AFS Securities included in “Accumulated Other Comprehensive Income” were $37.1 million and $32.6 million, respectively. Based on the Company’s OTTI analysis, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary.
Recent Accounting Pronouncements
Fair Value Disclosures
          In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which is effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.
Fair value measurement
          In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets, and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used and to include a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
Index

Page
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2011 (UNAUDITED) AND DECEMBER 31, 2010	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010	F-5
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6
EX-4.1
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-99.1

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		March 31,
		2011	December 31,
	Note	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	4	$180,160	$207,410
Restricted cash		19,173	34,790
Accounts receivable, net		71,703	70,388
Short-term derivative asset	8	1,307	1,420
Due from affiliate companies		15,327	2,603
Prepaid expenses and other current assets		29,515	33,354

Total current assets		317,185	349,965

Deposits for vessel acquisitions		—	377,524
Vessels, port terminal and other fixed assets, net	5	1,835,762	2,249,677
Long-term derivative assets	8	—	149
Restricted cash		—	18,787
Other long-term assets		58,869	60,132
Long-term asset due from affiliate	11	12,391	—
Investments in affiliates	3,14	120,643	18,695
Investments in available for sale securities		103,561	99,078
Intangible assets other than goodwill	6	261,204	327,703
Goodwill		160,336	175,057

Total non-current assets		2,552,766	3,326,802

Total assets		$2,869,951	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$41,972	$49,496
Dividends payable		6,100	7,214
Accrued expenses		69,951	62,417
Deferred income and cash received in advance	11	22,458	17,682
Short-term derivative liability	8	241	245
Current portion of capital lease obligations		1,267	1,252
Current portion of long-term debt	7	63,407	63,297

Total current liabilities		205,396	201,603

Senior and ship mortgage notes, net of discount	7	745,122	1,093,787
Long-term debt, net of current portion	7	625,950	918,826
Capital lease obligations, net of current portion		30,692	31,009
Unfavorable lease terms	6	49,552	56,875
Long-term derivative liability	8	118	—
Other long-term liabilities and deferred income	11	39,480	36,020
Deferred tax liability		19,944	21,104

Total non-current liabilities		1,510,858	2,157,621

Total liabilities		1,716,254	2,359,224

Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 and 8,479 issued and outstanding as of March 31, 2011 and December 31, 2010, respectively.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,671,343 and 101,563,766 as of March 31, 2011 and December 31, 2010, respectively.	9	10	10
Additional paid-in capital	9	532,643	531,265
Accumulated other comprehensive income		37,107	32,624
Retained earnings		451,021	495,684

Total Navios Holdings’ stockholders’ equity		1,020,781	1,059,583
Noncontrolling interest		132,916	257,960

Total stockholders’equity		1,153,697	1,317,543

Total liabilities and stockholders’ equity		$2,869,951	$3,676,767

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month
		Period Ended	Period Ended
		March 31, 2011	March 31, 2010
	Note	(unaudited)	(unaudited)
Revenue	12	$181,772	$154,369
Time charter, voyage and logistics business expenses		(59,114)	(76,501)
Direct vessel expenses		(34,018)	(20,044)
General and administrative expenses		(12,774)	(12,193)
Depreciation and amortization	5,6	(33,321)	(24,941)
Interest income/expense and finance cost, net		(29,437)	(21,409)
Loss on derivatives	8	(385)	(1,838)
Gain on sale of assets	5	—	24,383
Loss on change in control	3	(35,325)	—
Loss on bond extinguishment	7	(21,199)	—
Other expense, net		(975)	(3,799)

(Loss)/income before equity in net earnings of affiliate companies		(44,776)	18,027
Equity in net earnings of affiliated companies	11	7,015	11,584

(Loss)/income before taxes		$(37,761)	$29,611
Income taxes		904	768

Net (loss)/income		(36,857)	30,379
Less: Net loss/(income) attributable to the noncontrolling interest		(1,273)	922
Preferred stock dividends of subsidiary		(27)	—
Add: Preferred stock dividends attributable to the noncontrolling interest		12	—

Net (loss)/income attributable to Navios Holdings common stockholders		$(38,145)	$31,301

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.38)	$0.31

Weighted average number of shares, basic	13	100,852,517	100,425,549

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.38)	$0.27

Weighted average number of shares, diluted	13	100,852,517	114,076,034

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Three Month	Three Month
		Period ended	Period ended
		March 31,	March 31,
		2011	2010
	Note	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net (loss)/income		$(36,857)	$30,379
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non cash adjustments		78,318	11,073
Increase in operating assets		(11,026)	(10,819)
Increase/(decrease) in operating liabilities		28,374	(4,938)
Payments for drydock and special survey costs		(3,876)	(1,663)

Net cash provided by operating activities		54,933	24,032

INVESTING ACTIVITIES:
Acquisition of vessels	5	(56,059)	—
Decrease in cash balance from Navios Acquisition on date of deconsolidation	3	(72,425)	—
Proceeds from sale of assets	5	—	153,000
Decrease/(increase) in restricted cash		778	(26,641)
Deposits for vessel acquisitions	5	(2,995)	(64,736)
Receipts from finance lease		—	142
Purchase of property and equipment	5	(2,865)	(3,029)

Net cash (used in)/provided by investing activities		(133,566)	58,736

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees		35,747	41,428
Repayment of long-term debt	7	(317,245)	(78,581)
Proceeds from issuance of Senior Notes, net of deferred fees	7	340,981	—
Dividends paid		(7,659)	(7,034)
Dividends to noncontrolling shareholders		—	(469)
Issuance of common stock		368	—
Payments of obligations under capital leases		(302)	—
Increase in restricted cash		(507)	(1,125)

Net cash provided by/(used in) financing activities		51,383	(45,781)

(Decrease)/increase in cash and cash equivalents		(27,250)	36,987

Cash and cash equivalents, beginning of period		207,410	173,933

Cash and cash equivalents, end of period		$180,160	$210,920

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$11,457	$8,453
Cash paid for income taxes		$—	$359

Equity in net earnings of affiliated companies		$7,015	$11,584
Non-cash investing and financing activities
•	See Notes 5 and 9 for issuance of Preferred Stock and Common Stock in connection with the acquisition of vessels.

•	See Note 7 for debt assumed in connection with acquisitions of businesses

•	See Note 14 for investments in available for sale securities.
See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except per share data)

							Accumulated
	Number of		Number of		Additional		Other	Total
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Navios Holdings’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income	Stockholders’ Equity	Interest	Total Equity
Balance December 31, 2009	8,201	$—	100,874,199	$10	533,729	$376,585	$15,156	$925,480	$135,270	1,060,750
Net income/(loss)	—					31,301		31,301	(922)	30,379
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	8,968	8,968	—	8,968

Total comprehensive income/(loss)								40,269	(922)	39,347
Contribution to noncontrolling shareholders									(543)	(543)
Issuance of Preferred Stock (Note 9)	2,080	—	—	—	12,201	—	—	12,201	—	12,201
Stock based compensation expenses (Note 9)	—	—	15,452	—	610	—	—	610	—	610
Dividends declared/paid	—	—	—	—	—	(6,497)	—	(6,497)	—	(6,497)

Balance March 31, 2010 (unaudited)	10,281	$—	100,889,651	$10	$546,540	$401,389	$24,124	$972,063	$133,805	$1,105,868

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net (loss)/income	—	—	—	—	—	(38,145)	—	(38,145)	1,273	(36,872)
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	4,483	4,483	—	4,483

Total comprehensive loss	—	—	—	—	—	—	—	(33,662)	1,273	(32,374)
Stock based compensation expenses (Note 9)	—	—	107,577	—	1,378	—	—	1,378	—	1,378
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Dividends declared/paid	—	—	—	—	—	(6,518)	—	(6,518)	—	(6,518)

Balance March 31, 2011 (unaudited)	8,479	$—	101,671,343	$10	$532,643	$451,021	$37,107	$1,020,781	$132,916	$1,153,697

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.
Navios Logistics
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112,200 in cash, of which $5,000 was initially kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were initially kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics.
     On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Navios Acquisition
     On July 1, 2008, the Company completed the initial public offering, or the IPO, of its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA). At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant. Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $128,659 was paid from existing cash and the $329,000 balance was paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.
     Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered, in substance common stock for accounting purposes.
     Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2010 balance sheet data was derived from audited financial statements, but do not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2010 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
     Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but does not exercise control. Joint ventures are entities over which neither partner exercises full control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint ventures reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Entities included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 3/31	1/1 — 3/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 3/31	1/1 — 3/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 — 3/31	1/1 — 3/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 — 3/31	1/1 — 3/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	3/23 — 3/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	3/24 — 3/31
Navios Maritime Acquisition Corporation (1)	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 1/7
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	3/18 — 3/31
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Antiparos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Ikaria Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Kos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Mytilene Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Skiathos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Syros Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 — 3/31
Sifnos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 — 3/31
Thera Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Crete Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Rhodes Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Tinos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Shikhar Ventures S.A	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/17
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aramis Navigation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 3/31	1/1 — 3/31
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	1/1 — 3/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	2/16 — 3/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 3/31	1/1 — 3/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/12 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Acquisition Corporation and Subsidiaries(1):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	1/1 — 3/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	1/1 — 3/30	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Andros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Antiparos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Ikaria Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Kos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Mytilene Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Skiathos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Syros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 — 3/30	—
Sifnos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 — 3/30	—
Thera Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Kieran Limited (2)	Vessel Owning Company	53.7%	British Virgin Is.	1/1 — 3/30	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1 — 3/30	—
Crete Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Rhodes Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Tinos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Folegandros Shipping Corporation(2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Navios Acquisition Finance (US) Inc	Operating Company	53.7%	Delaware	1/1 — 3/30	—
Serifos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Compania Naviera Horamar S.A.	Vessel Operating Company/Management Company	63.8%	Argentina	1/1 — 3/31	1/1 — 3/31
Compania de Transporte Fluvial Int S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 — 3/31	1/1 — 3/31
HS Tankers Inc.	Vessel Owning Company	32.5%	Panama	1/1 — 3/31	1/1 — 3/31
HS Navegation Inc.	Vessel Owning Company	32.5%	Panama	1/1 — 3/31	1/1 — 3/31
HS Shipping Ltd Inc.	Vessel Owning Company	39.9%	Panama	1/1 — 3/31	1/1 — 3/31
HS South Inc.	Vessel Owning Company	39.9%	Panama	1/1 — 3/31	1/1 — 3/31
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/Vessel Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Petrolera San Antonio S.A. (PETROSAN)	Port Facility Operating Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Stability Oceanways S.A.	Operating Barge and Pushboat Owning Company	63.8%	Panama	1/1 — 3/31	1/1 — 3/31
Hidronave S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 — 3/31	1/1 — 3/31
Navarra Shipping Corporation	Operating Company	63.8%	Marshall Is.	1/1 — 3/31	—
Pelayo Shipping Corporation	Operating Company	63.8%	Marshall Is.	1/1 — 3/31	—

(1)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, as of March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes (Note 3).

(2)	Each company has the rights over a shipbuilding contract of a tanker vessel (Note 5).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Partners L.P. (*)	Sub-Holding Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Maritime Operating L.L.C. (*)	Operating Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Libra Shipping Enterprises Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Alegria Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Felicity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Gemini Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Galaxy Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Prosperity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Fantastiks Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aldebaran Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aurora Shipping Enterprises Ltd. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Sagittarius Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Palermo Shipping S.A. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Customized Development S.A. (*)	Vessel Owning Company	18.76%	Liberia	1/1 — 3/31	—
Pandora Marine Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	—
Hyperion Enterprises Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/8 — 3/31
Chilali Corp. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	3/18 — 3/31
JTC Shipping Trading Ltd. (*)	Operating Company	18.76%	Malta	1/1 — 3/31	3/18 — 3/31
Surf Maritime Co. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 3/31	1/1 — 3/31
Navios Maritime Acquisition Corporation (***)	Sub-Holding Company	53.7%	Marshall Is.	3/30 — 3/31	1/1 — 3/31
Aegean Sea Maritime Holdings Inc. (***)	Sub-Holding Company	53.7%	Marshall Is.	3/30 — 3/31	—
Amorgos Shipping Corporation (***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Andros Shipping Corporation (***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Antiparos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Ikaria Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Kos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Mytilene Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Skiathos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Syros Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Skopelos Shipping Corporation (***)	Vessel Owning Company	53.7%	Cayman Is.	3/30 — 3/31	—
Sifnos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Ios Shipping Corporation (***)	Vessel Owning Company	53.7%	Cayman Is.	3/30 — 3/31	—
Thera Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Shinyo Dream Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Kannika Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Kieran Limited (**)(***)	Vessel Owning Company	53.7%	British Virgin Is.	3/30 — 3/31	—
Shinyo Loyalty Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Navigator Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Ocean Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Saowalak Limited (***)	Vessel Owning Company	53.7%	British Virgin Is.	3/30 — 3/31	—
Crete Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Rhodes Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Tinos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Folegandros Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Navios Acquisition Finance (US) Inc (***)	Operating Company	53.7%	Delaware	3/30 — 3/31	—
Serifos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
(*)	Percentage does not include the ownership of 3,131,415, 1,174,219 and 788,370 common units received in relation to the sale of the Navios Hope, the Navios Aurora II and both the Navios Fulvia and the Navios Melodia, respectively, to Navios Maritime Partners L.P. (“Navios Partners”) since these are considered available-for-sale securities.

(**)	Each company has the rights over a shipbuilding contract of a tanker vessel (Note 5).

(***)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, as of March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes (Note 3).
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which is effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.
Fair value measurement
     In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 3: ACQUISITION/DECONSOLIDATION
Navios Acquisition acquired assets from Navios Holdings upon de-“SPAC”-ing
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings, which in the aggregate amounted to $76,485.
     On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards until March 30, 2011.
     Goodwill of $13,143 arising from the transaction is not tax deductable and has been allocated to the Company’s Tanker Vessel Operations.
     In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain, (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% noncontrolling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the noncontrolling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the noncontrolling interest as of May 28, 2010, were both calculated based on the closing price of Navios Acquisition’s common stock on that date. The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition by the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805.
     The Company has considered the fact that Navios Acquisition did not have any vessel operations during the three month period ended March 31, 2010 and its statements of operations include mainly general and administrative expenses, formation and other costs and interest income from investment securities, resulting in a loss of $297. As a result, the Company has determined that, assuming the business combination had been consummated as of January 1, 2010, Navios Holdings’ pro forma revenue and net income effect for the three month period ended March 31, 2010 would be immaterial.
VLCC Acquisition
     On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to herein as the VLCC Acquisition, for $134,270 of cash and the issuance of 1,894,918 shares totalling $10,745 (of which 1,378,122 shares were deposited into a one year escrow to provide for indemnity and other claims). As of March 31, 2011, there were no contingencies known to the Company. The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67. The VLCC Acquisition was treated as a business combination and assets and liabilities were recorded at fair value.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The Company has considered the fact that Navios Acquisition did not have any vessel operations during the three month period ended March 31, 2010. As a result, the Company has determined that, assuming the business combination had been consummated as of January 1, 2010, Navios Holdings’ pro forma revenue and net income effect for the three month period ended March 31, 2010 would be immaterial.
     Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs includes $5,619, which was the fair value of the 3,000 preferred shares issued to a third party as compensation for consulting services (see Note 9).
     Goodwill of $1,579 arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel operations.
Deconsolidation of Navios Acquisition
     On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.
     On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock that was held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.
NOTE 4: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	March 31,	December 31,
	2011	2010
Cash on hand and at banks	$98,129	$114,615
Short-term deposits and highly liquid funds	82,031	92,795

Total cash and cash equivalents	$180,160	$207,410

     Short-term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2010	$1,548,383	$(127,082)	$1,421,301
Additions	133,874	(15,857)	118,017

Balance March 31, 2011	$1,682,257	$(142,939)	$1,539,318

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2010	$65,258	$(9,031)	$56,227
Additions	900	(750)	150

Balance March 31, 2011	$66,158	(9,781)	56,377

		Accumulated	Net Book
Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Depreciation	Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	1,366	(4,181)	(2,815)

Balance March 31, 2011	$280,203	$(46,818)	$233,385

		Accumulated	Net Book
Tanker vessels (Navios Acquisition)	Cost	Depreciation	Value
Balance December 31, 2010	$538,751	$(9,092)	$529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance March 31, 2011	$—	$—	$—

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2010	$8,767	$(2,477)	$6,290
Additions	600	(208)	392

Balance March 31, 2011	$9,367	$(2,685)	$6,682

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2010	$2,439,996	$(190,319)	$2,249,677
Additions	168,514	(28,194)	140,320
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance March 31, 2011	$2,037,985	$(202,223)	$1,835,762

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Sale of Vessels
     On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for cash consideration of $63,000 (see Note 11).
     On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 deadweight ton (“dwt”), to Navios Partners for consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners (see Note 11, 14).
     On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel, to Navios Partners for a cash consideration of $110,000 (see Note 11).
     On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $176,971, of which $162,000 was paid in cash and the remaining amount was paid with 788,370 common units of Navios Partners (see Note 11, 14).
Vessel Acquisitions
     As of March 31, 2011, Navios Holdings had exercised purchase options to acquire six Ultra Handymax, six Panamax and one Capesize vessel, including those exercised during the quarter ended March 31, 2011. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 to February 21, 2011.
     On January 20, 2010, Navios Holdings took delivery of the Navios Antares, a 2010 built Capesize vessel, with a capacity of 169,059 dwt, for an acquisition price of $115,747, of which $30,847 was paid in cash, $10,000 was paid in shares (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock on January 20, 2010 (see also Note 9).
     On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the release of $17,982 restricted cash that was kept for investing activities, and the remaining balance through existing cash.
     On September 20, 2010, the Navios Melodia, a new, 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock on July 31, 2010 that have a nominal value of $25,000 and a fair value of $12,421 (Note 9).
     On October 1, 2010, the Navios Fulvia, a new, 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 1,870 shares of preferred stock in 2009 that have a nominal value of $18,700 and a fair value of $7,177 and through the issuance of 1,870 shares of preferred stock on August 31, 2010 that have a nominal value of $18,700 and a fair value of $9,093 (see Note 9).
     On October 29, 2010, the Navios Buena Ventura, a new, 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 financed through loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25,000 and a fair value of $13,120 (Note 9). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 7), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.
     On November 17, 2010, the Navios Luz, a new, 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 financed through a loan and the remaining amount was funded through the issuance of 2,571 shares of preferred stock in 2009 that have a nominal value of $25,710 and a fair value of $11,728 and through the issuance of 980 shares of preferred stock on November 17, 2010 that have a nominal value of $9,800 and a fair value of $4,710 (see Note 9).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On December 3, 2010, the Navios Etoile, a new, 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 financed through a loan and the remaining amount was funded through the issuance of 258 shares of preferred stock in 2009 that have a nominal value of $2,580 and a fair value of $1,177 and through the issuance of 980 shares of preferred stock on December 3, 2010 that have a nominal value of $9,800 and a fair value of $4,705 (see Note 9).
     On December 17, 2010, the Navios Bonheur, a new, 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock on December 17, 2010 that have a nominal value of $25,000 and a fair value of $11,402 (see Note 9).
     On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 179,165 dwt 2010-built Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount was funded through a loan (see Note 7).
     On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 179,169 dwt 2011-built Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued on January 27, 2010, which have a nominal value of $3,000 and a fair value of $1,651 (see Note 9).
     On February 21, 2011, the Navios Astra, a 53,468 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Astra’s acquisition price was $22,775, of which $1,513 was the unamortized portion of the favorable lease term and the remaining amount was paid in cash.
Navios Acquisition
     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean —built chemical tanker, for a total cost of $31,774. Cash paid was $4,533 and $27,241 was transferred from vessel deposits.
Navios Logistics
     During the first quarter of 2010, Navios Logistics began the construction of a drying and conditioning grain facility at its dry port facility in Nueva Palmira. The facility, which is expected to be operative by the end of May 2011, is being financed entirely with funds provided by the port operations. For the construction of the facility, Navios Logistics paid an amount of $3,043 during the year ended December 31, 2010 and $579 during the three month period ended March 31, 2011.
     Additionally, during the first three month period ended March 31, 2011, Navios Logistics performed some improvements relating to its vessels, the Estefania H and the Jiujang, which costs amounted to $399 and $926, respectively.
     In 2010, Navios Logistics acquired two pieces of land located at the south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $987.
     On February 3, 2010, Navios Logistics took delivery of a product tanker, the Sara H. The purchase price of the vessels (including direct costs) amounted to approximately $17,981.
     In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of March 31, 2011, the obligations for these vessels were accounted for as capital leases and the aggregate lease payments during the three month period ended March 31, 2011 for both vessels were $302.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of March 31, 2011 consist of the following:
Navios Holdings

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	Vessel Cost	March 31, 2011
Trade name	$100,420	$(19,126)	$—	$81,294
Port terminal operating rights	34,060	(4,834)	—	29,226
Customer relationships	35,490	(5,767)	—	29,723
Favorable lease terms (*)	237,644	(115,170)	(1,513)	120,961

Total Intangible assets	407,614	(144,897)	(1,513)	261,204

Unfavorable lease terms	(127,513)	77,961	—	(49,552)

Total	$280,101	$(66,936)	$(1,513)	$211,652

     Intangible assets as of December 31, 2010 consist of the following:
Navios Holdings (excluding Navios Acquisition)

		Accumulated	Disposal/Transfer	Net Book Value
	Acquisition Cost	Amortization	to Vessel Cost	December 31, 2010
Trade name	$100,420	$(18,172)	$—	$82,248
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	35,490	(5,323)	—	30,167
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)	250,674	(123,178)	(655)	126,84

Total Intangible assets	428,244	(151,278)	(8,255)	268,711

Unfavorable lease terms	(127,513)	76,249	—	(51,264)

Total	$300,731	$(75,029)	$(8,255)	$217,447

Navios Acquisition

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	Vessel Cost	December 31, 2010
Purchase options	3,158	—	—	3,158

Favorable lease terms	57,070	(1,236)	—	55,834

Total intangible assets	60,228	(1,236)	—	58,992

Unfavorable lease terms	(5,819)	208	—	(5,611)

Total	$54,409	$(1,028)	$—	$53,381

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Total Navios Holdings

		Accumulated	Disposal/Transfer	Net Book Value
	Acquisition Cost	Amortization	to Vessel Cost	December 31, 2010
Total intangible assets	$488,472	$(152,514)	$(8,255)	$327,703

Total unfavorable lease terms	(133,332)	76,457	—	(56,875)

Total	$355,140	$(76,057)	$(8,255)	$270,828

(*)	On April 28, 2010 and on February 21, 2011, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel, and the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, both former long-term chartered-in vessels in operation, were delivered, respectively, to Navios Holdings’ owned fleet. The unamortized amounts of $655 of the Navios Vector’s and $1,513 of the Navios Astra’s favorable leases were included as an adjustment to the carrying value of the vessels.
The remaining aggregate amortization of acquired intangibles will be as follows:

	Within one		Year	Year
Description	year	Year Two	Three	Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,853	$3,860	$3,853	$3,853	$3,853	$62,022	$81,294
Favorable lease terms	17,331	16,778	13,426	12,230	11,324	18,882	89,971
Unfavorable lease terms	(6,272)	(6,022)	(4,933)	(4,681)	(3,097)	(8,657)	(33,662)
Port terminal operating rights	917	917	917	917	917	24,641	29,226
Customer relationships	1,775	1,775	1,775	1,775	1,775	20,848	29,723

Total	$17,604	$17,308	$15,038	$14,094	$14,772	$117,736	$196,552

NOTE 7: BORROWINGS
     Due to the deconsolidation of Navios Acquisition on March 30, 2011, the indebtedness of Navios Acquisition is not shown below.
     Borrowings, as of March 31, 2011, consist of the following:

March 31,
Navios Holdings loans	2011
Loan Facility HSH Nordbank and Commerzbank A.G.	$62,236
Revolver Facility HSH Nordbank and Commerzbank A.G.	14,198
Commerzbank A.G.	109,779
Dekabank Deutsche Girozentrale	83,000
Loan Facility Emporiki Bank ($154,000)	58,410
Loan Facility Emporiki Bank ($75,000)	75,000
Emporiki Bank ($40,000)	40,000
Loan DNB NOR Bank ($40,000)	40,000
Loan DNB NOR Bank ($66,500)	60,700
Unsecured bonds	20,000
Ship mortgage notes	400,000
Senior notes	350,000

Total Navios Holdings loans	$1,313,323

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

March 31,
Navios Logistics loans	2011
Loan Marfin Egnatia Bank	$70,000
Other long-term loans	56,034

Total Navios Logistics loans	$126,034

March 31,
Total Navios Holdings loans (including Navios Logistics loans)	2011
Total borrowings	$1,439,357
Less: unamortized discount	(4,878)
Less: current portion	(63,407)

Total long-term borrowings	$1,371,072

Navios Holdings loans
     In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. Following this transaction, the loss on bond extinguishment was $21,199.
     Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Co-Issuers and the guarantors are obliged to file a registration statement prior on or to June 27, 2011, that enables the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers are in compliance with the covenants as of March 31, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers are in compliance with the covenants as of March 31, 2011.
Loan Facilities:
     The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.
     HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010.
     Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolving credit facility by $4,778.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26,662 and the term loan facility by $80,059. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117,519 and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the security value. In April 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. On April 29, 2010, restricted cash of $17,982 was drawn to finance the acquisition of the Navios Vector. An amount of $73,974 was drawn from the pledged account to finance the acquisitions of the Navios Melodia and the Navios Fulvia ($36,987 for each vessel) and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and as of March 31, 2011.
     The loan facility requires compliance with financial covenants, including specified SVM to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners for a total consideration of $177,000, of which $162,000 was paid in cash and the remaining in Navios Partners’ units, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71,898.
     As of March 31, 2011, the outstanding amount under the revolving credit facility was $14,198 and the outstanding amount under the loan facility was $62,236. On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20,217 of the outstanding loan associated with this vessel.
     Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.
     On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350 and the outstanding amount of the facility has been reduced to $64,350. The amended facility is repayable in 10 semi-annual installments of $2,970 and 10 semi-annual installments of $1,980 with a final balloon payment of $14,850 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the outstanding amount under this facility was $58,410. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37,500 of the outstanding loan associated with this vessel.
     In August 2009, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of March 31, 2011, the full amount of $75,000 was drawn under this facility.
     In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the amount drawn was $40,000.
     DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of March 31, 2011, the outstanding amount under this facility was $60,700.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $645, with a final balloon payment of $24,520 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the amount drawn was $40,000.
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of March 31, 2011, $83,000 was outstanding under this facility.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. It bears interest at a rate based on a margin of 275 bps. During 2010, a total amount of $43,375 was drawn and has been fully repaid. Since September 7, 2010, the available amount of the loan facility has been reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra.
     Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of March 31, 2011, the outstanding amount was $109,779. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances of $53,600 and $54,500, respectively.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
Navios Logistics loans
     Marfin Facility
     On March 31, 2008, Nauticler entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40,000 revolving credit facility. The amended facility provides for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility will require compliance with customary covenants. The obligation of the bank under the amended facility is subject to prepayment of the $70,000 facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. In connection with the amendment, Nauticler S.A. agreed to prepay the $70,000 through the proceeds of the Logistics Senior Notes (see Note 16). As of March 31, 2011, the amount outstanding under this facility was $70,000.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Non-Wholly Owned Subsidiaries Indebtedness
     In connection with the acquisition of Horamar, Navios Logistics assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $6,605.
     On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18,710 that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to May 15, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $14,387.
     On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bears interest at LIBOR plus 225 bps. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to March 24, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $20,511.
     On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14,385 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to May 24, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $13,813.
Other Indebtedness
     In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of March 31, 2011, the outstanding loan balance was $718. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid in installments of $6 each and the final repayment date can not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
     As of March 31, 2011, Navios Logistics and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.
     The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2011, based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Amounts in thousands of
Payment due by period	U.S. dollars
March 31, 2012	$63,407
March 31, 2013	77,301
March 31, 2014	58,185
March 31, 2015	97,932
March 31, 2016	82,490
March 31, 2017 and thereafter	1,060,042

Total	$1,439,357

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
     Interest rate risk
     The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of operations.
     For the three month period ended March 31, 2011 and 2010, the realized loss on interest rate swaps was $0, and $265, respectively. The unrealized gain as of March 31, 2011 and 2010, was $0 and $238, respectively.
     There are no swap agreements as of March 31, 2011, as all of them expired during 2010.
     Forward Freight Agreements (FFAs)
     The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below.
     Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statements of operations under “Loss on derivatives”. The gains included in “Accumulated Other Comprehensive Income” are being reclassified to earnings under “Revenue” in the statements of operations in the same period or periods during which the hedged forecasted transaction affects earnings. There were no amounts during the three month periods ended March 31, 2011 and 2010 that were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
     At March 31, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net losses from FFAs recorded in the statement of operations amounted to $385 and $1,866 for the periods ended March 31, 2011 and 2010, respectively.
     During each of the three month periods ended March 31, 2011 and 2010, the changes in net unrealized losses on FFAs amounted to $263 and $5,768, respectively.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	March 31,	December 31,
Forward Freight Agreements (FFAs)	2011	2010
Long-term FFA derivative asset	—	149
Short-term FFA derivative liability	(241)	(245)
Long-term FFA derivative liability	(118)	—

Net fair value on FFA contracts	$(359)	$(96)

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$92	$92

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$1,215	$1,328

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	March 31,	December 31,
	2011	2010
FFAs	$(359)	$(96)
NOS FFAs portion of fair value transferred to NOS derivative account (*)	92	92
LCH FFAs portion of fair value transferred to LCH derivative account (**)	1,215	1,328

Total	$948	$1,324

Balance Sheet Values

	March 31,	December 31,
	2011	2010
Total short-term derivative asset	$1,307	$1,420
Total long-term derivative asset	—	149
Total short-term derivative liability	(241)	(245)
Total long-term derivative liability	(118)	—

Total	$948	$1,324

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.
     Investment in available for sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of operations.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.
     The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$180,160	$180,160	$207,410	$207,410
Restricted cash	$19,173	$19,173	$53,577	$53,577
Accounts receivable, net	$71,703	$71,703	$70,388	$70,388
Accounts payable	$(41,972)	$(41,972)	$(49,496)	$(49,496)
Senior and ship mortgage notes, net of discount	$(745,122)	$(789,500)	$(1,093,787)	$(1,152,752)
Long-term debt, including current portion	$(689,357)	$(689,357)	$(982,123)	$(982,123)
Investments in available for sale securities	$103,561	$103,561	$99,078	$99,078
Forward Freight Agreements, net	$(359)	$(359)	$(96)	$(96)
     The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements as of March 31, 2011
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$—	$—	$—	$—
Investments in available for sale securities	103,561	103,561	—	—

Total	$103,561	$103,561	$—	$—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of March 31, 2011
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$359	$359	$—	$—

Total	$359	$359	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149	$149	$—	$—
Investments in available for sale securities	99,078	99,078	—	—

Total	$99,227	$99,227	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$245	$245	$—	$—

Total	$245	$245	$—	$—

     The Company’s FFAs are valued based on published quoted market prices. Investments in available for sale securities are valued based on published quoted market prices. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level l of the fair value hierarchy.
NOTE 9: PREFERRED AND COMMON STOCK
     In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the fiscal quarter ended March 31, 2011 and during the year ended December 31, 2010.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Issuances to Employees and Exercise of Options
     On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
     On December 16, 2010, pursuant to the stock plan approved by the Company’s Board of Directors, the Company issued to its employees 537,310 shares of restricted common stock, 30,500 restricted stock units and 954,842 stock options.
     On March 1, March 2 and March 7, 2011, 18,281, 29,250 and 68,047 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
Vested, Surrendered and Forfeited
     During 2010, 30,333 restricted stock units, which were issued to the Company’s employees in 2009 and 2008, have vested.
     During 2010, 3,550 restricted shares of common stock were forfeited upon termination of employment and 5,103 were surrendered.
     During the three month period ended March 31, 2011, 8,001 restricted shares of common stock were forfeited upon termination of employment.
Issuances for Construction or Purchase of Vessels
     On January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,780 shares of preferred stock (fair value $10,550) and 300 shares of preferred stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Antares and the construction of the Navios Azimuth, respectively. These vessels were delivered to Navios Holdings on January 1, 2010 and February 14, 2011, respectively.
     On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of preferred stock (fair value $12,421) and 1,870 shares of preferred stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and Navios Fulvia, respectively. The Navios Melodia and Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, 2010, respectively.
     On October 29, 2010 and November 17, 2010, Navios Holdings issued 2,500 shares of preferred stock (fair value $13,120) and 980 shares of preferred stock (fair value $4,710), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Buena Ventura and the Navios Luz.
     On December 3, 2010 and December 17, 2010, Navios Holdings issued 980 shares of preferred stock (fair value $4,705) and 2,500 shares of preferred stock (fair value $11,402), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Etoile and the Navios Bonheur.
     All of the above mentioned shares of 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock after approval by the Board of Directors, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
Buyback of $131,320 2% Preferred Stock
     On December 27, 2010, Navios Holdings repurchased $131,320 (or 13,132 shares) of certain shares of Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49,245, reflecting a 62.5% discount to the face amount (or nominal value).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Following the issuances and cancellations of the shares, described above, Navios Holdings had as of March 31, 2011, 101,671,343 shares of common stock and 8,479 Preferred Stock outstanding.
NOTE 10: COMMITMENTS AND CONTINGENCIES
     As of March 31, 2011, the Company was contingently liable for letters of guarantee and letters of credit amounting to $490 (December 31, 2010: $1,098) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     As of March 31, 2011, the Company’s subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to $4,922 ($4,674 as of December 31, 2010). The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement (see Note 1), if the Company becomes obligated to pay such amounts, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability, since the management considers collection of the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity. On August 19, 2009, Navios Logistics issued a guarantee and indemnity letter that guarantees the fulfillment by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4,000. On May 6, 2011, the guarantee amount was increased to $10,000. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. This guarantee will expire on August 18, 2011.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
As of March 31, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Amounts
in thousands of
U.S. Dollars
March 31, 2012	$97,317
March 31, 2013	103,684
March 31, 2014	109,028
March 31, 2015	98,840
March 31, 2016	91,607
2017 and thereafter	462,823

Total	$963,299

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 11: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are €473 (approximately $667) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended and Navios ShipManagement Inc. leases 253.75 less square meters. The total annual lease payments are €370 (approximately $522) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €79 (approximately $112) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for the three month period ended March 31, 2011 and 2010 were $0 and $56, respectively. During the three month period ended March 31, 2011 and 2010, the Company received dividends of $0 and $616, respectively. Included in the trade accounts payable at March 31, 2011 and December 31, 2010 is an amount of $131 and $121, respectively, which is due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2011 and 2010, amounted to $6,048 and $4,058, respectively. Since November 2009, Navios Holdings will receive $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
     Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6 and $7 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the periods ended March 31, 2011 and 2010 amounted to $7,584 and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2011 and 2010 amounted to $800 and $603, respectively.
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2011 and 2010 amounted to $316 and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.
     Balance due from affiliate: Balance due from affiliate as of March 31, 2011 amounted to $15,327 (December 31, 2010: $2,603) which includes the current amounts due from Navios Partners and Navios Acquisition, which are $6,920 and $8,407, respectively. The balances mainly consist of management fees, administrative fees and other expenses.
     Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
     Sale of Vessels and Sale of Rights to Navios Partners:.Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $36,408 and $38,599, respectively, and for the three months ended March 31, 2011 and March 30, 2010, Navios Holdings recognized $2,191 and $6,795, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Purchase of Shares in Navios Acquisition: During 2010, Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in Navios Acquisition’s IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards. As a result of gaining control, Navios Holdings recognized the effect of $17,742, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of operations under “Gain on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%.
     Pursuant to the Exchange Agreement signed on March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange, whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.
     As of March 30, 2011 and onwards, following this transaction, Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition (see Note 1, 3). As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 3).
     Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised 13,635,000 private warrants for a total $77,037 in cash. Navios Holdings currently holds no other warrants of Navios Acquisition.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, Navios Acquisition prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of March 31, 2011, the outstanding amount under this facility was $12,391.
NOTE 12: SEGMENT INFORMATION
     The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment to include the activities of Horamar, which provides similar products and services in the region that Navios Holdings’ existing port facility currently, operates. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Following the formation of Navios Acquisition and its consolidation with Navios Holdings from May 25, 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2011	2011	2011
Revenue	$112,285	$44,357	$25,130	$181,772
Loss on derivatives	(385)	—	—	(385)
Interest income/expense and finance cost, net	(20,033)	(1,054)	(8,350)	(29,437)
Depreciation and amortization	(19,160)	(6,116)	(8,045)	(33,321)
Equity in net earnings of affiliated companies	7,015	—	—	7,015
Net (loss)/income attributable to Navios Holdings common stockholders	(3,425)	2,061	(36,781)	(38,145)
Total assets	2,513,807	356,144	—	2,869,951
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(51,574)	(2,817)	(7,528)	(61,919)
Investment in affiliates	120,643	—	—	120,643
Cash and cash equivalents	143,624	36,536	—	180,160
Restricted cash (including current and non current portion)	19,080	93	—	19,173
Long term debt (including current and non current portion)	$1,308,445	$126,034	$—	$1,434,479

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended
	March 31,	March 31,	March 31,	March 31,
	2010	2010	2010	2010
Revenue	$118,164	$36,205	$—	$154,369
Loss on derivatives	(1,838)	—	—	(1,838)
Interest income/expense and finance cost, net	(20,501)	(908)	—	(21,409)
Depreciation and amortization	(19,233)	(5,708)		(24,941)
Equity in net earnings of affiliated companies	11,584	—	—	11,584
Net income/(loss) attributable to Navios Holdings common stockholders	32,466	(1,165)	—	31,301
Total assets	2,440,415	519,547	—	2,959,962
Goodwill	56,239	91,677	—	147,916
Capital expenditures	64,896	2,869	—	67,765
Investment in affiliates	14,137	—	—	14,137
Cash and cash equivalents	190,988	19,932	—	210,920
Restricted cash (including current and non current portion)	133,555	1,027	—	134,582
Long term debt (including current and non current portion)	$1,469,172	$117,234	$—	$1,586,406

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 13: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2011	March 31, 2010
Numerator:
Net (loss)/income attributable to Navios Holdings common stockholders	(38,145)	31,301
Less:
Dividend on Preferred Stock	(418)	(503)
Interest on convertible debt and amortization of convertible bond discount	—	315

(Loss)/income available to common shareholders	(38,563)	31,113

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,852,517	100,425,549
Dilutive potential common shares — weighted average
Restricted stock, restricted stock units and stock options	—	809,585
Convertible Preferred Stock and convertible debt	—	12,840,899

Dilutive effect of securities	—	13,650,484

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	100,852,517	114,076,034

Basic net (loss)/income per share attributable to Navios Holdings stockholders	(0.38)	0.31

Diluted net (loss)/income per share attributable to Navios Holdings stockholders	(0.38)	0.27

     For the period ended March 31, 2011, the denominator of diluted earnings per share excludes the weighted average preferred stock, restricted shares, restricted units and stock options outstanding since the effect is anti-dilutive.
NOTE 14: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. At issuance, the Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). The investment in subordinated series A units is accounted for under the cost method.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.
     As of March 31, 2011 and December 31, 2010, the carrying amount of the investment in Navios Partners (subordinated units and general partner units) accounted for under the equity method was $10,756 and $12,218, respectively. The 3,131,415 common units from the sale of the Navios Hope, the 1,174,219 common units received from the sale of the Navios Aurora II on March 18, 2010, and 788,370 common units from the sale of both the Navios Fulvia and the Navios Melodia on November 15, 2010, to Navios Partners, were accounted for under investment in available for sale securities. As of March 31, 2011 and December 31, 2010, the carrying amount of the investment in available-for-sale common units was $103,561 and $99,078, respectively.
     Dividends received during the three month periods ended March 31, 2011 and 2010 were $6,126 and $4,761, respectively.
Acropolis Chartering and Shipping Inc.
     Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2011 and December 31, 2010, the carrying amount of the investment was $545 and $385, respectively. During the three month period ended March 31, 2011 and 2010, the Company received dividends of $0 and $616, respectively.
Navios Maritime Acquisition Corporation
     On July 1, 2008, the Company completed the IPO of units in its noncontrolled subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Each unit consisted of one share of Navios Acquisition’s common stock and one Sponsor Warrant. Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     On May 28, 2010, certain stockholders of Navios Acquisition redeemed their shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing, and Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and has consolidated the results of Navios Acquisition from that date onwards (see Note 1, 3) until March 30, 2011.
     Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Summarized financial information of the affiliated companies is presented below:

	March 31, 2011		December 31, 2010
	Navios	Navios	Navios	Navios
Balance Sheet	Partners	Acquisition	Partners	Acquisition
Current assets	$59,418	$92,015	$55,612	$81,202
Non-current assets	770,581	920,265	785,273	923,885
Current liabilities	49,330	38,164	45,425	29,025
Non-current liabilities	294,467	723,241	303,957	722,334

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	March 31, 2011		March 31, 2010
	Navios	Navios	Navios	Navios
Income Statement	Partners	Acquisition(*)	Partners	Acquisition
Revenue	$42,804	$25,130	$29,413	$—
Net income/loss	16,600	(406)	12,585	(297)

*   From March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method.
NOTE 15: OTHER FINANCIAL INFORMATION
     The Company’s 8.125% senior notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries and Navios Logistics and its subsidiaries for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the indenture (collectively the “non-guarantor subsidiaries”) (see Note 7). Provided below are the condensed income statements and cash flow statements for the periods ended March 31, 2011 and 2010 and balance sheets as of March 31, 2011 and December 31, 2010 of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries of Navios Logistics, are 100% owned. In addition, Navios Acquisition is not a subsidiary. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.These condensed consolidating statements have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2011 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	112,285	69,487	—	181,772

Time charter, voyage and logistics business expenses	—	(42,799)	(16,315)	—	(59,114)
Direct vessel expenses	—	(12,025)	(21,993)	—	(34,018)
General and administrative expenses	(3,682)	(5,239)	(3,853)	—	(12,774)
Depreciation and amortization	(693)	(18,467)	(14,161)	—	(33,321)
Interest income/expense and finance cost, net	(17,262)	(2,771)	(9,404)	—	(29,437)
Loss on derivatives	—	(385)	—	—	(385)
Loss on change in control	(35,325)	—	—	—	(35,325)
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Other (expense)/income, net	(87)	658	(1,546)	—	(975)

(Loss)/income before equity in net earnings of affiliate companies	(78,248)	31,257	2,215	—	(44,776)
Income from subsidiaries	34,138	2,061	—	(36,199)	—
Equity in net earnings of affiliated companies	5,965	1,050	—	—	7,015

(Loss)/income before taxes	(38,145)	34,368	2,215	(36,199)	(37,761)
Income taxes	—	(73)	977	—	904

Net (loss)/income	(38,145)	34,295	3,192	(36,199)	(36,857)
Less: Net income attributable to the noncontrolling interest	—	—	(1,273)	—	(1,273)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Less: Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net (loss)/income attributable to Navios Holdings common stockholders	(38,145)	34,295	1,904	(36,199)	(38,145)

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2010 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	118,164	36,205	—	154,369

Time charter, voyage and logistics business expenses	—	(59,635)	(16,866)	—	(76,501)
Direct vessel expenses	—	(9,308)	(10,736)	—	(20,044)
General and administrative expenses	(4,100)	(4,696)	(3,397)	—	(12,193)
Depreciation and amortization	(693)	(18,540)	(5,708)	—	(24,941)
Interest income/expense and finance cost, net	(18,092)	(2,409)	(908)	—	(21,409)
Loss on derivatives	—	(1,838)	—	—	(1,838)
Gain on sale of assets	—	24,383	—	—	24,383
Other income/expense, net	48	(2,328)	(1,519)	—	(3,799)

Income before equity in net earnings of affiliate companies	(22,837)	43,793	(2,929)	—	18,027
Income from subsidiaries	49,561	(1,165)	—	(48,396)	—
Equity in net earnings of affiliated companies	4,577	7,007	—	—	11,584

Income before taxes	31,301	49,635	(2,929)	(48,396)	29,611
Income taxes	—	(74)	842	—	768

Net income	31,301	49,561	(2,087)	(48,396)	30,379
Less: Net income attributable to the noncontrolling interest	—	—	922	—	922

Net income attributable to Navios Holdings common stockholders	31,301	49,561	(1,165)	(48,396)	31,301

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at March 31, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	5,739	137,885	36,536	—	180,160
Restricted cash	15,449	3,631	93	—	19,173
Accounts receivable, net	—	50,751	20,952	—	71,703
Intercompany receivables	217,664	318	—	(217,982)	—
Short-term derivative assets	—	1,307	—	—	1,307
Due from affiliate companies	1,300	14,027	—	—	15,327
Prepaid expenses and other current assets	247	20,458	8,810	—	29,515

Total current assets	240,399	228,377	66,391	(217,982)	317,185
Deposits for vessel acquisitions	—	—	—	—	—
Vessels, port terminal and other fixed assets, net	—	1,541,821	293,941	—	1,835,762
Long-term derivative assets
Investments in subsidiaries	1,274,741	199,254	—	(1,473,995)	—
Investments in available for sale securities	103,561	—	—	—	103,561
Investment in affiliates	120,089	554	—	—	120,643
Other long-term assets	17,311	31,224	10,334	—	58,869
Long-term asset due from affiliate	12,391	—	—	—	12,391
Goodwill and other intangibles	100,119	150,132	171,289	—	421,540

Total non-current assets	1,628,212	1,922,985	475,564	(1,473,995)	2,552,766

Total assets	1,868,611	2,151,362	541,955	(1,691,977)	2,869,951

LIABILITIES AND EQUITY
Account payable	—	27,257	14,715	—	41,972
Accrued expenses and other current liabilities	20,174	38,866	10,911	—	69,951
Dividend payable	6,100	—	—	—	6,100
Deferred income and cash received in advance	—	22,458	—	—	22,458
Intercompany Payables	—	217,664	318	(217,982)	—
Short-term derivative liability	—	241	—	—	241
Current portion of capital lease obligations	—	—	1,267	—	1,267
Current portion of long-term debt	7,543	46,190	9,674	—	63,407

Total current liabilities	33,817	352,676	36,885	(217,982)	205,396

Long-term debt, net of current portion	814,013	440,699	116,360	—	1,371,072
Capital lease obligations, net of current portion	—	—	30,692	—	30,692
Other long-term liabilities and deferred income	—	34,222	5,258	—	39,480
Long-term derivative liability	—	118	—	—	118
Unfavorable lease terms	—	49,552	—	—	49,552
Deferred tax liability	—	—	19,944	—	19,944

Total non-current liabilities	814,013	524,591	172,254	—	1,510,858

Total liabilities	847,830	877,267	209,139	(217,982)	1,716,254
Noncontrolling interest	—	—	132,916	—	132,916

Total Navios Holdings stockholders’ equity	1,020,781	1,274,095	199,900	(1,473,995)	1,020,781

Total liabilities and stockholders’ equity	1,868,611	2,151,362	541,955	(1,691,977)	2,869,951

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as of December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$6,323	$100,523	$100,564	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,807	21,581	—	70,388
Intercompany receivables	173,796	7,534	—	(181,330)	—
Short-term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	2,603	—	—	2,603
Prepaid expenses and other current assets	164	19,285	13,905	—	33,354

Total current assets	196,009	183,660	151,626	(181,330)	349,965
Deposits for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,423,885	825,792	—	2,249,677
Long-term asset due from affiliate	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long-term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	197,193	—	(1,602,916)	—
Investments in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	5,547	18,887	—	37,755
Deferred dry dock and special survey costs, net	—	9,966	2,041	—	12,007
Other long-term assets	—	4,933	5,437	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total non-current assets	1,649,626	1,878,739	1,401,353	(1,602,916)	3,326,802

Total assets	1,845,635	2,062,399	1,552,979	(1,784,246)	3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,450	26,046	—	49,496
Accrued expenses	7,465	36,122	18,830	—	62,417
Deferred income and cash received in advance	—	14,917	2,765	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany Payables	—	173,796	7,534	(181,330)	—
Short-term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long-term debt	7,929	40,111	15,257	—	63,297

Total current liabilities	21,488	288,641	72,804	(181,330)	201,603
Long-term debt, net of current portion	764,564	426,467	821,582	—	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long-term liabilities and deferred income	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total non-current liabilities	764,564	508,714	884,343	—	2,157,621

Total liabilities	786,052	797,355	957,147	(181,330)	2,359,224
Noncontrolling interest	—	—	257,960	—	257,960
Total Navios Holdings stockholders’ equity	1,059,583	1,265,044	337,872	(1,602,916)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$2,062,399	$1,552,979	$(1,784,246)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(34,449)	$68,505	$20,877	$—	$54,933

Cash flows from investing activities
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Proceeds from sale of assets	—	—	—	—	—
Restricted cash for investing activities	—	—	778	—	778
Deposits for vessel acquisitions	—	—	(2,995)	—	(2,995)
Purchase of property and equipment	—	(48)	(2,817)	—	(2,865)
Cash forgone due to change in control	—	—	(72,425)	—	(72,425)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—

Net cash provided by/(used in) investing activities	1,300	(51,574)	(83,292)	—	(133,566)

Cash flows from financing activities
Issuance of common stock	368	—	—	—	368
Proceeds from long-term loan, net of deferred finance fees	—	33,000	2,747	—	35,747
Repayment of long-term debt and payment of principal	(302,272)	(12,687)	(2,286)	—	(317,245)
Proceeds from issuance of Senior Notes, net of deferred finance fees	340,981	—	—	—	340,981
Dividends paid	(6,512)	—	(1,147)	—	(7,659)
Dividends to noncontrolling shareholders
Increase in restricted cash	—	118	(625)	—	(507)
Payments of obligations under capital leases	—	—	(302)	—	(302)

	32,565	20,431	(1,613)	—	51,383

Net increase (decrease) in cash and cash equivalents	(584)	37,362	(64,028)	—	(27,250)
Cash and cash equivalents, at beginning of period	6,323	100,523	100,564	—	207,410

Cash and cash equivalents, at end of period	$5,739	$137,885	$36,536	$—	$180,160

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations		Total
Net cash provided by/(used in) operating activities	$31,606	$(7,601)	$27	$		$24,032

Cash flows from investing activities
Proceeds from sale of assets	—	153,000	—		—	153,000
Restricted cash for investing activities	(26,641)		—		—	(26,641)
Deposits for vessel acquisitions	—	(64,736)	—		—	(64,736)
Receipts from finance lease	—	142	—		—	142
Purchase of property and equipment	—	(160)	(2,869)		—	(3,029)

Net cash provided by/(used in) investing activities	(26,641)	88,246	(2,869)		—	(58,736)

Cash flows from financing activities
Proceeds from long-term loan, net of deferred finance fees	9,350	32,310	(232)		—	41,428
Repayment of long-term debt and payment of principal	(1,617)	(73,512)	(3,452)		—	(78,581)
Dividends paid	(7,034)	—	—		—	(7,034)
Dividends to noncontroling shareholders	—	—	(469)			(469)
Increase in restricted cash	(1,125)	—	—		—	(1,125)

	(426)	(41,202)	(4,153)		—	(45,781)

Net increase (decrease) in cash and cash equivalents	4,539	39,443	(6,995)		—	36,987
Cash and cash equivalents, at beginning of period	115,535	31,471	26,927		—	173,933

Cash and cash equivalents, at end of period	$120,074	$70,914	$19,932		$—	$210,920

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 16: SUBSEQUENT EVENTS
(a)	On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010 built Capesize vessel of 179,144 dwt, and the Navios Orbiter, a 2004 built Panamax vessel of 76,602 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) for a total consideration of $130,000, of which $120,000 is payable in cash and $10,000 is payable in newly issued common units of Navios Partners. A portion of the cash proceeds amounting to $57,717 was used to fully repay the outstanding loans associated with the vessels.

(b)	On May 17, 2011, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on July 7, 2011 to stockholders of record on June 15, 2011.

(c)	On May 11, 2011, Navios Holdings received $6,186 as a dividend distribution from its affiliate Navios Partners.

(d)	On May 9, 2011, Navios Holdings drew down an amount of $18,850 from its revolving credit facility of up to $30,000 with Marfin Popular Bank to partially finance the acquisition of Navios Astra, which was delivered to Navios Holdings on February 21, 2011.

(e)	On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend in respect of the first quarter of 2011 of $0.05 per common share payable on July 6, 2011 to stockholders of record as of June 15, 2011.

(f)	On April 15, 2011, Navios Logistics using the proceeds of the Logistics Senior Notes, paid $8,700 for the acquisition and upgrading of two pushboats named William Hank and Lonny Fugate and, on May 2, 2011, Navios Logistics paid $600, representing a deposit on the purchase price, for the acquisition of the pushboat WW Dyer.

(g)	On April 13, 2011, Navios Partners completed a public offering of 4,600,000 common units, which included the full exercise of the underwriters’ over-allotment option, at $19.68 per unit, raising gross proceeds of approximately $90,528. Following the offering and the issuance of common units in connection with the sale of the Navios Luz and the Navios Orbiter, Navios Holdings’ interest in Navios Partners is 27.1% (including the 2% GP interest).

(h)	On April 12, 2011, Navios Logistics issued $200,000 in senior unsecured notes (the “Logistics Senior Notes”) due on April 15, 2019, at a fixed rate of 9.25%. The net proceeds from the Logistics Senior Notes were approximately $194,000, after deducting related fees and estimated expenses, and will be used to (i) purchase barges and pushboats, (ii) repay existing indebtedness, and (iii) to the extent available, for general corporate purposes. On April 12, 2011, Navios Logistics, using the proceeds from the Logistics Senior Notes, fully repaid its $70,000 loan facility with Marfin Popular Bank.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 25, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	The Indenture, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee.
10.1	The Registration Rights Agreement, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and S. Goldman Advisors LLC.
10.2	Supplemental Agreement No. 2, dated May 6, 2011, relating to a Loan Agreement, dated October 23, 2009, as amended, in respect of a revolving credit facility of up to $110,000,000.
10.3	The Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.
10.4	Letter of Amendment No. 1, dated October 21, 2010, to the Loan Agreement, dated September 7, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.
99.1	Navios South American Logistics Inc. Operating and Financial Review and Prospects and Condensed Consolidated Financial Statements for the three month period ended March 31, 2011.*

*	Furnished solely in connection with Navios Logistics’ reporting obligations under the Indenture governing the Logistics Senior Notes.